January 12, 2007

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

Martin Luther King, Jr. Day

Shareholder transaction processing will be delayed until Tuesday, January 16th due to the close of the New York Stock Exchange on Monday in observance of Martin Luther King, Jr. Day. Sit Investor Services Representatives will maintain normal business hours on Monday.

December Performance Returns Now Available

Sit Mutual Funds' December 2006 performance returns are now available. To view the results go to the Performance page.

The following is from the most recent edition of the Sit Mutual Funds Newsletter.

A Few Words from Gene Sit

As a result of the Democrat victories in national and local elections, we can expect initiatives to raise taxes for high-income individuals and ease the burden on middle-income taxpayers in the form of property tax reductions and consumer tax phase backs. Expect other Democrat initiatives to include proposals to increase the minimum wage and to provide more government-paid health care (Medicaid). It is difficult to predict which of these initiatives will succeed, although the minimum wage is likely to be increased.

Also in question are policies Democrats will propose relative to the Iraq War and terrorism. The threat of increased terrorist activity continues to be a primary concern for investors. Major acts of terrorism would significantly impact global markets.

Democrat dominance in both chambers of Congress will make it difficult for President Bush to carry out his initiatives, which appear to have weak public support. Political differences between the legislative and executive branches could lead to gridlock.

There is no immediate concern about fiscal policy changes as the legislature moves from Republican to Democrat leadership. The Bush tax cuts will remain in place through 2010, but there is little chance a Democrat-led House and Senate will support President Bush's fiscal policies thereafter.


WALL ST
BROAD ST

Domestic Markets in Review: November 2006

Despite some emerging signs of economic softness during the past month, U.S. stock market indices posted solid gains in November, driven by strong third quarter corporate earnings reports, merger and acquistion activity, declines in some inflation measures and falling interest rates. The S&P 500 Index recorded a +1.9 percent total return, its tenth positive month this year, and mid and small cap indexes fared even better. Fixed income markets also performed well as inflation fears subsided.

CNBC Interview from December 5, 2006



2007 Investment Seminars

From January to May, Sit Mutual Funds will be hosting five different Investment Seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

- Complete List of Seminars



FAMILY ASSETS

Minneapolis Star Tribune features Sit family in recent article.

- Online Version
- Printable Version

Third Quarter 2006 Fund Information

In-depth statistical information about the Funds' performance and portfolio structure is now available as of the third quarter.

Investment Planning Calculator

Helps investors estimate the growth of investments over time. An additional feature compares historical performance in various asset allocations to assess a portfolio's potential risks and rewards. The calulator is free and available upon request.



Sit Investment Associates Nominated for UK Pensions Award

Sit Investment Associates (SIA) was a finalist candidate for "Investment Manager of the Year" at the 2006 UK Pensions Awards. The Awards recognize service providers who offer the highest level of service to occupational pension schemes and their members in the United Kingdom.

Sit Investment Associates is investment adviser to Sit Mutual Funds.

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